EXHIBIT 99.3

Terms of the DAK Code

The DAK Code defines rules as to what network operations can be performed on the Coin and the Utility Token. These rules constitute the terms of the “smart contract” and define what holders of the Coin and/or the Utility Token may do with a Coin or Utility Token on the Ethereum blockchain. The DAK Code conforms to the “ERC-20” technical standard for “smart contracts” on the Ethereum blockchain, which is a technical standard that requires certain basic rules that define how the DAK Code functions. These basic functions are generally described below:

totalSupply
: This function allows any user to query the Token Code to determine the total number of Coin or Utility Token that may be issued by the Token Code. Total supply equals initial supply.

balanceOf
: This function allows any user to query the Token Code to determine the total number of Coin or Utility Token held by a particular wallet address.

transfer
: This function allows a user with a wallet address associated with Coin or Utility Token to send any amount of his or her Coin or Utility Token, respectively, to another wallet address.

transferFrom
: This function allows a “smart contract” which has previously been “approved,” to transfer a user’s token, up to the approved allowance.

approve
: This function allows a user with a wallet address associated with Coin or Utility Token to give permission to an external “smart contract” to transfer an amount of his or her Coin or Utility Token, respectively. This is the standard way for contracts to interact with tokens, and a requirement for the ERC-20 specification.

allowance
: This function allows any user to query the Coin Code or the Token Code to determine the total number of Coin or Utility Token, respectively, a particular wallet address has "approved" to a contract.